Exhibit 99.127

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Enthusiast Gaming Holdings Inc. of our report dated June 16, 2020 relating to the carve-out financial statements of New Omnia Media Gaming Corporation as at and for the year ended August 31, 2019, which is included in the Business Acquisition Report dated September 16, 2020, which is filed as Exhibit 99.61 to this Registration Statement on Form 40-F.

We also consent to the incorporation by reference in this Registration Statement on Form 40-F of Enthusiast Gaming Holdings Inc. of our report referred to above which is included or incorporated by reference in the additional Exhibits to this Registration Statement on Form 40-F:

●	Preliminary short form prospectus dated August 12, 2020, which is filed as Exhibit 99.41;
●	Final short form prospectus dated August 26, 2020, which is filed as Exhibit 99.50;
●	Preliminary short form prospectus dated January 25, 2021, which is filed as Exhibit 99.102; and
●	Final short form prospectus dated February 5, 2021, which is filed as Exhibit 99.104.

We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form of Enthusiast Gaming Holdings Inc. dated March 22, 2021, which is filed as Exhibit 99.122 to this Registration Statement on Form 40-F.

/s/PricewaterhouseCoopersLLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada April 13, 2021

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.